

Mail Stop 4561

December 4, 2015

Robert P. Fishman
Senior Vice President and Chief Financial Officer
NCR Corporation
3097 Satellite Boulevard
Duluth, GA 30096

Re: **NCR Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-00395

Dear Mr. Fishman:

We have reviewed your November 18, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

2014 Overview, page 21

1. We note your response to prior comment 3. You state here that the growth in software-related revenue is a significant theme in 2014 and in your Forms 10-Q filed in 2015, you state that a key initiative is to migrate your revenue to higher margin software and recurring services revenue. Given the emphasis placed on this strategy, it would appear that quantifying the amount of software-related revenue or the percentage of such revenue to total revenue, would add context to this discussion and consistency with the

information provided in your earnings releases on Forms 8-K and your earnings calls. Please tell us your consideration for incorporating total software-related revenue for each period presented, or comparable measures, into this discussion in future filings. We refer you to Item 303(a) of Regulation S-K and Section III of SEC Release 33-8350.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Melissa Kindelan, at (202) 551-3564, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services